UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Acquisition of Shares of Tongyang Life Insurance Co., Ltd.

On August 28, 2024, the Board of Directors of Woori Financial Group Inc. (“Woori Financial Group”) passed a resolution to acquire the shares of Tongyang Life Insurance Co., Ltd. (“Tongyang Life Insurance”) to incorporate it as a subsidiary of Woori Financial Group. The key details of the acquisition are as follows:

•	Number of shares to be acquired : 121,565,627

•	Scheduled acquisition date : To be determined (Subject to the date of obtaining approval from the regulatory authorities, among others)

•	Purchase price (KRW) : 1,283,976,152,374

•	Ratio of purchase price to total equity of Woori Financial Group: 3.84%, based on Woori Financial Group’s total consolidated equity of KRW 33,397,489,875,071 as of December 31, 2023.

•	Method of the acquisition: Cash payment

•	Purpose of share acquisition : To strengthen the competitiveness of Woori Financial Group (through participation in the management of Tongyang Life Insurance)

•	Total number of shares to be owned by Woori Financial Group following the acquisition: 121,565,627 (representing 75.34% of Tongyang Life Insurance’s total issued shares)

•	Other material information:

•	The type of shares Woori Financial Group is planning to acquire are registered common shares.

Key financial data of Tongyang Life Insurance (based on the consolidated financial statements of Tongyang Life Insurance for FY2023, FY2022 and FY2021)

(in millions of Won)
	Total Assets	Total Liabilities	Total Equity	Capital	Revenue**	Net Income (Loss)
FY2023*	32,869,437	29,965,457	2,903,980	806,793	3,250,821	270,645
FY2022	37,420,243	35,510,653	1,909,590	806,793	10,279,587	74,044
FY2021	37,103,345	34,059,409	3,043,936	806,793	6,347,567	275,619

*	K-IFRS No. 1109 and No. 1117 have been applied since FY2023.
**	The revenue for FY2023 represents the sum of its insurance operating revenue and investment operating revenue, while the revenues for FY2022 and FY2021 represent their respective operating revenues.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: August 28, 2024	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President